

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2011

William P. Hankowsky
Chief Executive Officer
Liberty Property Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

> **Re:** **Liberty Property Trust & Liberty Property Limited Partnership**
> **Form 10-K for Year Ended December 31, 2010**
> **File No. 001-13130 and 001-13132, respectively**

Dear Mr. Hankowsky:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

p.p. Kevin Woody
Accounting Branch Chief